UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE GREATER CHINA FUND, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

39167B102
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2010 (the “Original Schedule 13D”), by City of London Investment Group PLC (“City of London”) and City of London Investment Management Company Limited relating to the shares of common stock (the “Shares”), of The Greater China Fund, Inc. (the “Fund”).  This Amendment No. 1 amends Items 4 and 7 of the Original Schedule 13D.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.                      Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons prepared an amended press release to provide more details regarding its announcement that it will not participate in the previously announced tender offer for shares of GCH.

Item 7.                      Materials to be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

See Press Release dated October 12, 2011 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

October 12, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

Exhibit A

CORRECTING and REPLACING City of London Investment Management Company Limited Announces That It Will Not Participate in the Previously Announced Tender Offer for Shares of GCH

CORRECTION...City of London Investment Management Company Limited
COATESVILLE, Pa.--(BUSINESS WIRE)--Please replace the release dated October 10, 2011 with the following corrected version due to revisions to first paragraph.

The corrected release reads:

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED ANNOUNCES THAT IT WILL NOT PARTICIPATE IN THE PREVIOUSLY ANNOUNCED TENDER OFFER FOR SHARES OF GCH

City of London Investment Management Company Limited has been made aware by an independent third party of a potential proposal wherein the assets of The Greater China Fund, Inc. (Ticker: GCH) would be merged into JF China Region Fund, Inc. (Ticker: JFC). City of London separately confirmed over the weekend of October 8-9 that a Board member of JFC and other representatives of JFC made repeated attempts over the course of several days leading up to the close of business on October 10 to present this potential proposal to the Board of GCH, but that these efforts were unsuccessful as of that point.

GCH Tender Offer

City of London is making this public announcement in light of the upcoming closing of the tender offer for shares of GCH. The Fund’s offer is to repurchase up to 6,067,002 (20%) of its outstanding shares @ 98% of NAV, as determined by the Fund on October 17, expires on October 14, 2011.

JFC / GCH Merger

City of London believes that, as part of the proposed merger, JF China Region Fund, Inc. would acquire the shares of The Greater China Fund, Inc. in a NAV-for-NAV swap, and understands that the merger would be followed by a 50% tender offer of the shares of the combined entity at close to NAV.

CLIM Position regarding this transaction

City of London would support this merger proposal as a way of reducing the over-supply of US Chinese Closed End Fund product in the marketplace and to mitigate the effects of the rights offering conducted by GCH last year at a point where the Fund’s shares were trading at a substantial discount. City of London previously announced publicly (on February 23, 2011) that it might propose termination of GCH’s investment advisory contract as part of the Fund’s 2012 proxy process. We continue to reserve the right to pursue that option.

City of London Investment Management Company Limited is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.

Contacts

City of London Investment Management Company Limited
Jeremy Bannister, 610-380-3614
Jeremy.Bannister@citlon.com